

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2023

Joel Morales
Chief Executive Officer
Alvotech
9, Rue de Bitbourg
L-1273 Luxembourg
Grand Duchy of Luxembourg

> **Re: Alvotech**
> **Registration Statement on Form F-3**
> **Filed July 14, 2023**
> **File No. 333-273262**

Dear Joel Morales:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dillon Hagius at 202-551-7967 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Nicolas H.R. Dumont